Exhibit 99.2

LAVA THERAPEUTICS, N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report, as well as our audited consolidated financial statements as of, and for the year ended, December 31, 2023, including the notes thereto, included in our annual report on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2024. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. Throughout this management’s discussion and analysis, “we,” us,” “our,” “LAVA,” and the “Company” refer to LAVA Therapeutics N.V. and its consolidated subsidiary, unless the context requires otherwise.

Special Note Regarding Forward-Looking Statements

This management’s discussion and analysis contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this management’s discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in several places in this management’s discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to, those identified under the section titled “Risk Factors” in our annual report on Form 20-F. Forward-looking statements include, but are not limited to, statements about:

●	our operations as a biotechnology company with limited operating history and a history of operating losses;
●	our plans to develop and commercialize our current and future product candidates;
●	the initiation, timing, progress and results of our current and future preclinical studies and clinical trials and our research and development programs;
●	our ability to successfully acquire or in-license additional product candidates on reasonable terms;
●	our ability to maintain and establish collaborations or obtain additional funding;
●	our ability to obtain regulatory approval of our current and future product candidates;
●	our expectations regarding the potential market size and the rate and degree of market acceptance of our product candidates;
●	our continued reliance on third parties to conduct clinical trials of our product candidate and future product candidates and manufacture our development candidates for preclinical studies and clinical trials;
●	our ability to fund our working capital requirements and expectations regarding the sufficiency of our capital resources;
●	the implementation of our business model and strategic plans for our business and product candidates;

●	our ability to establish sales, marketing and distribution capabilities;
●	our ability to enter into and maintain collaborations with third parties for the development or commercialization of our product candidates;
●	our intellectual property position and the duration of our patent rights;
●	our estimates regarding expenses, future revenues, capital requirements and our needs for additional financing;
●	the impact of government laws and regulations on our business;
●	our need to hire additional personnel and our ability to attract and retain such personnel;
●	our ability to compete in the markets we serve;
●	developments relating to our competitors and our industry; and
●	other risk factors discussed under “Risk Factors” in our annual report on Form 20-F.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. In addition, there may be adverse effects on our business condition and results from rising interest rates, recent and potential future pandemics or other health crises, general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and international hostilities including the Russian invasion of Ukraine and the Israel-Hamas war.

Overview

We are a clinical stage immuno-oncology company focused on developing our proprietary Gammabody® platform of bispecific gamma delta (gd) T cell engagers to transform the treatment of cancer. Using our Gammabody platform, we are developing a portfolio of novel bispecific antibodies designed to engage and leverage the potency and precision of gd T cells to orchestrate a robust anti-tumor immune response and improve outcomes for cancer patients.

We were incorporated in February 2016 in the Netherlands and are currently headquartered in Utrecht, the Netherlands. In 2019, we established our wholly owned U.S. subsidiary, which began business in January 2020. We have not generated any revenue from the sale of products. Since inception, we have incurred losses. As of March 31, 2024, we had an accumulated deficit of $148.5 million.

LAVA-1207

In 2022, we dosed the first patient in a first-in-human clinical trial evaluating LAVA-1207 in patients with mCRPC. The open-label, multi-center, Phase 1/2a clinical trial evaluates safety, tolerability, pharmacokinetics, pharmacodynamics, immunogenicity and preliminary anti-tumor activity of LAVA-1207. The Phase 1 dose-escalation phase is designed to determine recommended Phase 2a dose(s) for optimization in Phase 2a. Once recommended Phase 2a dose(s) have been established, the trial will expand into the Phase 2a portion to confirm safety and evaluate the preliminary anti-tumor activity of LAVA-1207 in patients with mCRPC. Enrollment for the Phase 1/2a clinical trial for LAVA-1207 is ongoing and as of the date of this report, we have nine clinical trial sites open to enrollment in Europe and the United States.

In February 2023, at the American Society of Clinical Oncology Genitourinary Cancers Symposium (ASCO GU), we reported the most recent clinical data for the ongoing Phase 1/2a clinical trial of LAVA-1207. For the first five cohorts, these initial data demonstrated predictable and linear pharmacokinetics and on-mechanism pharmacodynamics and a favorable safety profile. Preliminary signs of anti-tumor activity were observed at week 8, with iRECIST stable disease (iSD) in 8 out of 14 evaluable patients and PSA levels stabilizing or decreasing in several patients. iRECIST is the immune response evaluation criteria in solid tumors, a set of published rules that define whether tumors in cancer patients have improved, stayed the same or worsened during treatment.

Currently, LAVA-1207 is enrolling dose level ten in the EU and the United States. With the goal of maintaining low rates of CRS and minimizing the risk of CRS events >grade 2, we have introduced premedication and step-dosing to the protocol. This is a common approach in clinical trials of other T-cell engagers. No CRS events greater than grade 2 have been observed in the trial. A single dose-limiting toxicity (DLT) of subdural hematoma was reported in cohort 6 and is the only DLT reported in the LAVA-1207 monotherapy arm. As of the date of this quarterly report and since the initiation of step dosing, no CRS events ≥ grade 2 have been reported.

In June 2023, we announced that we had introduced cohorts of patients who would receive one of two schedules of low-dose interleukin-2 (LDIL-2) beginning the day after LAVA-1207 dosing for the first four doses. LDIL-2 has the potential to increase the number of Vγ9Vδ2-T cells available for engagement by LAVA-1207. Three DLTs were reported in patients receiving LDIL-2 in addition to LAVA-1207 in cohort 7A2, a cohort with multiple doses of LDIL-2 per cycle. These events occurred prior to the introduction of step-dosing. Since we amended the DLT criteria for AST/ALT increases and initiated step dosing, we have not observed any DLTs in patients dosed with LDIL-2. We continue to evaluate whether to treat patients with multiple doses of LDIL-2 per cycle with step dosing.

In January 2024, we announced we had entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc. to evaluate its anti-PD-1 therapy KEYTRUDA® (pembrolizumab) in combination with LAVA-1207. Under the terms of this agreement, we will be provided with pembrolizumab for the dose escalation and expansion phases of LAVA’s ongoing Phase 1/2a study of LAVA-1207 (NCT05369000) (KEYNOTE-F73), with the combination arm expected to be initiated in the second quarter of 2024.

We plan to provide new data for LAVA-1207 at an upcoming medical conference in the second half of 2024.

PF-08046052 (formerly LAVA-1223)

In 2022, we entered into an exclusive worldwide license agreement with Pfizer, Inc. (Pfizer Agreement) to develop, manufacture and commercialize PF-08046052, an advanced preclinical asset that utilizes our proprietary Gammabody technology to target EGFR-expressing solid tumors. Under the terms of the Pfizer Agreement, we received a $50 million nonrefundable upfront payment in October 2022 and are eligible to receive up to approximately $650 million upon the achievement of development, regulatory and commercial milestones, as well as royalties ranging from the single digits to the mid-teens on future sales. The Pfizer Agreement also provided Pfizer with the opportunity to exclusively negotiate rights to apply our proprietary Gammabody™ platform on up to two additional tumor targets, which Pfizer did not exercise. In 2023, we entered into a supply agreement with Pfizer to fulfill part of our obligations under the Pfizer Agreement and began shipping investigational drug supply to Pfizer in March 2023. As of September 30, 2023, all initial drug supply was shipped to Pfizer. In 2023, Pfizer received investigational new drug application clearance for PF-08046052 in advanced solid tumors from the FDA and initiated a Phase 1 trial (NTC0598133) of PF-08046052 to evaluate the safety and tolerability of this molecule as a monotherapy in advanced EGFR expressing solid tumors. In March 2024, Pfizer paid us $7 million for achieving a clinical development milestone.

Comparison of the Three Months Ended March 31, 2024 and 2023 (unaudited):

Revenue from contracts with customers

Our revenue from contracts with customers was $7.0 million and $1.2 million for the three months ended March 31, 2024 and 2023, respectively. In connection with the Pfizer Agreement, we recognized $7.0 million in revenue for the three months ended March 31, 2024, primarily related to the achievement by Pfizer of a clinical development milestone for PF-08046052 (formerly LAVA-1223).

Revenue from contracts with customers of $1.2 million for the three months ended March 31, 2023 primarily related to the reimbursement for delivery of initial supply and related services in connection with the Pfizer Agreement.

Cost of sales of goods and providing services

Our cost of sales of goods and providing services was zero and $0.9 million for the three months ended March 31, 2024 and 2023, respectively. Of this amount for the three months ended March 31, 2023, $0.7 million related to costs of services related to stability studies for the products materials and $0.2 million related to costs of product materials under the supply agreement with Pfizer.

Research and development expenses

Below were our research and development expenses:

	Three Months Ended
	March 31,
(in thousands)	2024	2023	Variance
Pre-clinical and clinical trial expenses	$3,403	$6,557	$(3,154)
Personnel-related expenses	1,159	1,706	(547)
Research and development activities expenses	701	509	192
Share-based compensation expense	443	477	(34)
Facilities and other research and development expenses	303	694	(391)
	$6,009	$9,943	$(3,934)

Research and development expenses were $6.0 million for the three months ended March 31, 2024, compared to $9.9 million for the three months ended March 31, 2023. Pre-clinical and clinical trial expenses decreased by $3.2 million, primarily due to reduced manufacturing scale-up costs and reduced activities of the clinical trials as a result of the discontinuation of LAVA-051, announced in June 2023. Personnel-related expenses decreased by $0.5 million primarily due to research and development headcount reductions which occurred in the second half of 2023. Facilities and other research and development expenses decreased by $0.4 million primarily due to reduced office and laboratory leases and related costs. Research and development activity expenses increased by $0.2 million due to increased patent costs.

General and administrative expenses

Below were our general and administrative expenses:

	Three Months Ended
	March 31,
(in thousands)	2024	2023	Variance
Personnel-related expenses	$957	$1,065	$(108)
Professional and consultant fees	682	778	(96)
Share-based compensation expense	652	1,153	(501)
Insurance, facilities, fees and other related costs	644	894	(250)
	$2,935	$3,890	$(955)

General and administrative expenses were $2.9 million for the three months ended March 31, 2024, compared to $3.9 million for the three months ended March 31, 2023. Non-cash share-based compensation expenses and personnel-related expenses decreased by $0.5 million and $0.1 million, respectively, primarily due to a reduction in general and administrative headcount, which occurred in the second half of 2023. Insurance, facilities, fees and other related costs decreased by $0.3 million, primarily due to reduced directors and officers insurance premiums and reduced office leases. Professional and consultant fees decreased by $0.1 million for the three months ended March 31, 2024, as compared to the same period in 2023.

Interest income, net

Interest income, net was $0.8 million for the three months ended March 31, 2024, compared to $0.6 million for the three months ended March 31, 2023. The increase in interest income was primarily due to higher interest yields on our investments in 2024. Interest income, net includes interest income from investments, net of interest on borrowings associated with our Innovation Credit from Rijksdienst voor Ondernemend Nederland and lease interest.

Foreign currency exchange gain (loss), net

For the three months ended March 31, 2024 and 2023, foreign currency exchange gain increased by $1.6 million, from a loss of $0.9 million during the three months ended March 31, 2023 to a gain of $0.7 million during the three months ended March 31, 2024. This increased gain was due to the impact of the fluctuation of the USD currency rate compared to the Euro on transaction gains and losses on cash and investments and other transactions denominated in USD held and occurring in the Euro functional currency entity.

Liquidity and Capital Resources

As of March 31, 2024, we had cash, cash equivalents and investments totaling $94.6 million, compared to cash, cash equivalents and investments of $95.6 million as of December 31, 2023. We have historically funded our operations primarily through the issuance of preference shares prior to our IPO and from the sale of common shares in our IPO in March 2021, and proceeds from the Pfizer Agreement and Janssen Agreement. Our expenditures are primarily related to research and development activities and general and administrative activities to support business operations.

In April 2022, we entered into an Equity Distribution Agreement (EDA) with JMP Securities LLC (JMP) under which JMP, as our exclusive agent, at our discretion and at such times that we may determine from time to time, may sell over a three-year period from the execution of the agreement up to a maximum of $50 million of shares of our common stock. We have not sold any of our common shares under the EDA to date.

In September 2022, we entered into the Pfizer Agreement for the development, manufacture and commercialization of PF-08046052 (formerly LAVA-1223), an advanced preclinical asset that utilizes LAVA’s proprietary Gammabody technology to target epidermal growth factor receptor (EGFR)-expressing solid tumors. Under the terms of the agreement, we received a $50 million nonrefundable upfront payment in October 2022. In March 2024, we received a milestone payment of $7.0 million from Pfizer following the achievement of a clinical milestone for PF-08046052.

Cash and cash equivalents, and short-term marketable securities are financial instruments that potentially subject the Company to concentrations of credit risk. As of March 31, 2024 and December 31, 2023, cash consists of cash deposited with three financial institutions; account balances may exceed federally insured limits.

Based on our current operating plan, we believe that our existing cash, cash equivalents and investments as of March 31, 2024 are sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to, our ability to:

●	continue the ongoing and planned development of our product candidate, LAVA-1207;
●	initiate, conduct and complete any ongoing, anticipated or future preclinical studies and clinical trials for our current and future product candidates;
●	develop processes and scale manufacturing production for our current and future product candidates in accordance with cGMP;
●	seek regulatory and marketing approvals for LAVA-1207 and any of our other development candidates that successfully complete clinical trials;
●	discover and develop additional bispecific gd engagers and make further investments in our Gammabody platform to identify additional product candidates;

●	maintain, protect and expand our intellectual property portfolio; including costs associated with opposing and invalidating competitor patents and licensing other technologies for our product candidates;
●	establish a sales, marketing, manufacturing and distribution, supply chain and other commercial infrastructure in the future to commercialize any current or future product candidate for which we may obtain marketing approval;
●	expand our operations in the United States and Europe;
●	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;
●	acquire or in-license additional product candidates and technologies;
●	develop a potential companion diagnostic;
●	incur additional legal, accounting and other expenses associated with operating as a public company;
●	address any events outside of our control, including, but not limited to, outbreaks of infectious diseases; and
●	face general economic and market conditions and overall fluctuations in the United States and international equity markets, such as deteriorating conditions due to investor concerns regarding inflation and the Russian invasion of Ukraine, the Israel-Hamas war and other geopolitical conditions.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following is a summary of our cash flows:

	For the Three Months Ended
	March 31,
(in thousands)	2024	2023
Net cash used in operating activities	$(1,125)	$(8,335)
Net cash provided by investing activities	718	7,677
Net cash used in financing activities	0	(97)
Net decrease in cash and cash equivalents	$(407)	$(755)

Cash Flows Used in Operating Activities

Net cash used in operating activities for the three months ended March 31, 2024 was $1.1 million compared to $8.3 million for the three months ended March 31, 2023. During the three months ended March 31, 2024, we incurred net losses of $0.5 million and had $0.7 million amortization of premium on investments, $0.7 million foreign currency exchange gains and changes in working capital of $0.5 million, primarily offset by noncash share-based compensation expenses of $1.1 million. During the three months ended March 31, 2023, we incurred net losses of $13.9 million and had $0.5 million amortization of premium on investments, primarily offset by noncash share-based compensation expenses of $1.6 million, foreign currency exchange losses of $0.9 million and changes in working capital of $3.2 million. The reduction in net losses in the first quarter of 2024 compared to 2023, was largely due to the receipt of the clinical development milestone of $7.0 million from Pfizer in the first quarter of 2024 and reduced research and development expenses as a result of the discontinuation of LAVA-051, announced in June 2023.

Cash Flows Provided by Investing Activities

Cash flows provided by investing activities for the three months ended Mach 31, 2024 were $0.7 million and primarily consisted of $25.0 million of investments matured, offset by $24.4 million purchases of investments. Cash flows provided by investing activities for the three months ended March 31, 2023 were

$7.7 million and primarily consisted of $8.2 million on investments matured, offset by $0.5 million of equipment purchases.

Cash Flows Used in Financing Activities

Cash flows used in financing activities for the three months ended March 31, 2024 were zero and consisted of $0.1 million in principal payments on operating lease liabilities, offset by $0.1 million in proceeds from Innovation Credit borrowings. Cash flows used in financing activities for the three months ended March 31, 2023, were $0.1 million and consisted of $0.2 million in principal payments on operating lease liabilities, offset by $0.1 million in proceeds from Innovation Credit borrowings.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to USD. We have received payments in USD under our collaborations, and the proceeds from our initial public offering in March 2021 were in USD and we execute some transactions in USD. As a result, we are exposed to volatility in the condensed consolidated interim statements of profit and loss related to USD amounts and transactions occurring in a Euro-functional entity, the impacts of which we have disclosed above. We regularly assess our foreign currency risk, maintain cash positions in the currencies in which we expect to incur the majority of our future expenses and may engage in hedging activities consistent with our investment policy to minimize this risk and preserve our capital.

Interest Rate Risk

We have interest-bearing debt with third parties. In addition, while we have no derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents, including short-term marketable securities. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash and marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. While the concentration of credit risk may be significant, we consider the credit risk for each of our counterparts to be low. Our exposure to credit risk primarily relates to our cash and cash equivalents, comprising bank deposits and short-term marketable securities with a maturity of three months or less at the date of acquisition. The credit risk on bank deposits is limited because the counterparties holding significant deposits are banks with high credit ratings assigned by international credit-rating agencies. Our banks are reviewed on a regular basis, and our deposits may be transferred during the year to mitigate credit risk. We have considered the risk of expected credit loss on our cash deposits, including the hypothetical impact arising from the probability of default, considering in conjunction with the expected loss given default from banks with similar credit ratings and attributes. In line with previous periods, our assessment did not reveal a material impairment loss, and accordingly, no provision for expected credit loss has been made. We hold a portion of our bank deposits in a money market fund invested in short-term U.S. Treasury securities to further diversify the credit risk.

For other financial assets, including deposits and receivables, we consider the credit risk to be low and no provision for expected credit loss has been made.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, continuously monitoring our cash forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities. We monitor the risk of a shortage of funds using a liquidity planning tool to ensure enough funds are available to settle liabilities as they fall due.

Historically we have addressed the risk of insufficient funds through the proceeds from our Series C financing and our IPO in March 2021, and research and license agreements with strategic partners.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3 to our condensed consolidated interim financial statements. The interim financial data as of March 31, 2024 and 2023 are unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

RISK FACTORS

The risk factors set forth under the caption “Risk Factors” in Item 3 of our annual report on Form 20-F filed by the Company on March 20, 2024 shall be deemed to be incorporated by reference herein and to be a part hereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, may also affect its business, financial condition and/or future operating results.